PRIMERO MINING CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Primero Mining Corp. (“Primero”)
20 Queen Street West, Suite 2301
Toronto, ON M5H 3R3

1.2	Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Investor Relations of Primero, who is knowledgeable about the details of this report and may be contacted at (416) 814-3168 or tbrown@primeromining.com.

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On March 5, 2014, Primero announced that it had completed the acquisition of all of the outstanding shares of Brigus Gold Corp. (“Brigus”) pursuant to the terms of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

Brigus is a gold exploration and mining company which operates the Black Fox mine and mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River Matheson, Ontario, Canada. Immediately prior to completion of the Arrangement, Brigus spun-out certain of its assets at the Goldfields Project located near Uranium City, Saskatchewan, Canada, and other assets in the Dominican Republic and Mexico, to a newly formed company, Fortune Bay Corp. (“Fortune Bay”).

2.2	Acquisition Date

March 5, 2014.

2.3	Consideration

Under the terms of the Arrangement, each former shareholder of Brigus was entitled to receive 0.175 of a common share of Primero, $0.000001 in cash, and 0.1 of a common share of Fortune Bay for each former common share of Brigus. All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the exchange ratio. In addition, each outstanding warrant to purchase a Brigus common share is now exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share pursuant to certain supplemental warrant indentures entered into among Primero, Brigus and Fortune Bay, dated as of March 5, 2014.

The common shares of Primero issued in connection with the Arrangement were issued from treasury, and all cash payable by Primero in connection with the Arrangement was funded from Primero’s existing cash on hand.

2.4	Effect on Financial Position

Upon completion of the Arrangement, Brigus became a wholly-owned subsidiary of Primero. The business and operations of Brigus have been combined with those of Primero and are managed concurrently.

Primero does not have any plans or proposals for material changes in its business affairs, or the affairs of the acquired business which may have a significant effect on the financial performance or position of Primero, including any proposal to liquidate the business of Brigus, to sell, lease or exchange all or a substantial parts of its assets, to amalgamate the business organization or to make any other material changes.

2.5	Prior Valuations

To the knowledge of Primero, there has not been any valuation opinion obtained within the last twelve months by Brigus or Primero required by securities legislation or a Canadian exchange or market to support the consideration paid by Primero or any of its subsidiaries in connection with the Arrangement.

2.6	Parties to Transaction

The transaction was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)), associate or affiliate of Primero.

2.7	Date of Report

June 6, 2014.

Item 3 Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the following financial statements which have been filed on SEDAR at www.sedar.com are hereby incorporated by reference and form part of this Business Acquisition Report:

•	the audited consolidated financial statements of Brigus as at and for the years ended December 31, 2012 and 2011 and the notes thereto, together with the independent auditor’s report thereon; and

•	the unaudited condensed consolidated interim financial statements of Brigus for the three and nine months ended September 30, 2013 and September 30, 2012 and the notes thereto.

In addition, attached as Appendix “A” are Primero’s unaudited pro forma consolidated financial statements and the accompanying notes thereto. The unaudited pro forma consolidated statement of financial position has been prepared from the December 31, 2013 audited consolidated statement of financial position of Primero and the September 30, 2013 unaudited interim condensed consolidated statement of financial position of Brigus. The unaudited pro forma consolidated statement of financial position gives pro forma effect to the Arrangement as if it had occurred on September 30, 2013. The unaudited pro forma consolidated statement of operations and comprehensive income has been prepared from the audited consolidated statement of operations and comprehensive income for the year ended December 31, 2013 of Primero, and the unaudited statement of operations and comprehensive income for the 12 months ended September 30, 2013 of Brigus. The unaudited pro forma consolidated statement of operations and comprehensive income gives pro forma effect to the Arrangement as if it had occurred on October 1, 2012.

The unaudited pro forma condensed consolidated financial statements of Primero are presented for illustrative purposes only, and are not necessarily indicative of (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) results expected in future periods.

APPENDIX “A”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Primero Mining Corp
Pro Forma consolidated statement of financial position
As at December 31, 2013
(in thousands of United States dollars)
(Unaudited)

	Primero	Brigus

			Total Pro Forma		Pro forma
	December 31, 2013	September 30, 2013	Adjustments	Notes	consolidated group
Assets
Current assets
Cash	110, 711	21, 108	( 9, 785)	( a) ( c)	122, 034
Trade and other receivables	4, 794	1, 226	(155)	( c)	5, 865
Taxes receivable	10, 224	-	-		10, 224
Prepaid expenses	7, 729	1, 136	(38)	( c)	8, 827
Inventories	12, 171	10, 085	2, 080	( g)	24, 336
Investment	-	466	(466)	( c)	-
Asset held for sale	-	1, 435	( 1, 435)	( c)	-
Total current assets	145, 629	35, 456	( 9, 799)		171, 286

Non-current assets
Inventories	-	7, 953	2, 187	( g)	10, 140
Mining interests	636, 253	345, 497	( 15, 721)	( a) ( c) ( k)	966, 029
Equity investment	1, 042	-	-		1, 042
Investment in Fortune Bay	-	-	2, 475	( c)	2, 475
Restricted cash	-	19, 901	(43)	( c)	19, 858
Total assets	782, 924	408, 807	( 20, 900)		1, 170, 831

Liabilities
Current liabilities
Trade and other payables	33, 958	14, 449	13, 367	( c) ( e) ( l )	61, 774
Taxes payable	6, 735	-	-		6, 735
Deferred revenue	-	3, 665	( 3, 665)	( h)	-
Current portion of long-term debt	5, 000	16, 153	70, 490	( d)	91, 643
Total current liabilities	45, 693	34, 267	80, 192		160, 152

Non-current liabilities
Taxes payable	8, 456	-	-		8, 456
Decommissioning liability	8, 730	23, 880	-		32, 610
Deferred revenue	-	22, 555	( 22, 555)	( h)	-
Long-term debt	22, 214	66, 800	( 55, 863)	( d)	33, 151
Deferred tax liability	29, 762	10, 716	12, 792	( c) ( k)	53, 270
Derivative liability	-	5, 598	( 5, 598)	( d)	-
Other long-term liabilities	6, 979	1, 219	( 1, 219)	( c) ( i )	6, 979
Total liabilities	121, 834	165, 035	7, 749		294, 618

Equity
Share capital	553, 518	398, 079	( 398, 079)	( b)	553, 518
	-	-	221, 552	( a)	221, 552
Warrant reserve	34, 237	13, 733	( 13, 733)	( b)	34, 237
	-	-	555	( a)	555
Share-based payment reserve	15, 518	59, 329	( 59, 329)	( b)	15, 518
	-	-	758	( a)	758
Foreign currency translation reserve	( 4, 644)	123	(123)	( c)	( 4, 644)
Retained earnings (deficit)	62, 461	( 227, 492)	219, 750	( b)	54, 719
Total equity	661, 090	243, 772	( 28, 649)		876, 213
Total liabilities and equity	782, 924	408, 807	( 20, 900)		1, 170, 831

Primero Mining Corp
Pro Forma consolidated statement of operations and comprehensive income
For the year ended December 31, 2013
(in thousands of United States dollars)
(Unaudited)

	Primero	Brigus

	Year ended	Twelve months	Total Pro		Pro forma
	December 31,	ended	Forma		consolidated
	2013	September 30, 2013	Adjustments	Not es	group

Revenue	200, 326	144, 370	-		344, 696

Operating expenses	( 88, 086)	( 69, 262)	( 4, 267)	( g)	( 161, 615)
Depreciation and depletion	( 36, 236)	( 35, 773)	( 5, 433)	( f )	( 77, 442)
Total cost of sales	( 124, 322)	( 105, 035)	( 9, 701)		( 239, 057)

Earnings from mine operations	76, 004	39, 336	( 9, 701)		105, 639
Exploration expenses	(431)	-	-		(431)
General and administrative expenses	( 24, 470)	( 11, 241)	312	( c)	( 35, 399)

Earnings from operations	51, 103	28, 095	( 9, 389)		69, 808
Impairment of assets held for sale	-	( 3, 845)	3, 845	( c)	-
Other expense	( 8, 590)	-	( 7, 742)	( e)	( 16, 332)
Foreign exchange (loss) gain	(798)	1, 377	1, 277	( c)	1, 856
Finance income	296	260	-		556
Finance expense	(674)	( 9, 512)	7, 216	( d)	( 2, 970)
Share of equity-accounted results	(187)	-	-		(187)
Gain on derivative contracts	-	5, 101	( 2, 814)	( d)	2, 288
Renunication of flow through shares	-	1, 980	-		1, 980
Premium on goldstream repurchase	-	( 5, 630)	-		( 5, 630)
Unrealized loss on Senior Secured Notes Call Option	-	( 3, 992)	3, 992	( d)	-
-
Earnings before income taxes	41, 150	13, 834	( 3, 615)		51, 369
-
Income tax (expense) recovery	( 45, 400)	(923)	(165)	(c) ( d) ( j )	( 46, 489)
-
Net income for the period	( 4, 250)	12, 910	( 3, 780)		4, 880

Other comprehensive income
Exchange differences on translation of foreign operations	( 3, 580)	-	-		( 3, 580)
Total comprehensive income	( 7, 830)	12, 910	( 3, 780)		1, 300

Basic income per share	( 0. 04)			( m)	0. 03
Diluted income per share	( 0. 04)			( m)	0. 03

Weighted average number of common shares outstanding
Basic	108, 528, 425			( m)	149, 145, 839
Diluted	108, 903, 821			( m)	149, 717, 596

Primero Mining Corp.
Notes to the pro forma consolidated financial statements
(Unaudited)
(expressed in thousands of United States Dollars)

1. Description of transaction

The unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in a business acquisition report in connection with the acquisition of Brigus Gold Corp. (Brigus). The unaudited pro forma financial statements have been prepared to give effect to an arrangement agreement (the "Arrangement Agreement") whereby Primero Mining Corp (Primero) acquired all outstanding common shares of Brigus on March 5, 2014 pursuant to a plan of arrangement (the "Arrangement") to create a diversified, Americas based mid-tier gold producer.

Pursuant to the Arrangement, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the "Exchange Ratio"). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company ("Fortune Bay") for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus' interests in the Goldfields project in Saskatchewan and the Ixhuatn and Huizopa projects in Mexico and is capitalized with approximately C$10 million in cash. Brigus shareholders hold, in aggregate, a 90.1% interest in Fortune Bay and Primero holds the remaining 9.9% . All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Further, all outstanding warrants to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

2. Basis of presentation

These pro forma consolidated financial statements have been prepared by management of Primero in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) to give effect to the transactions described in Note 1. For accounting purposes, the Arrangement has been accounted for as a business combination with Primero being the acquirer. Accordingly, the pro forma consolidated financial statements have been prepared using the acquisition method whereby both the consideration transferred and the net assets of Brigus are measured at their estimated fair values on the date of acquisition. When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. If the fair value attributable to the acquirors share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

These pro forma consolidated financial statements include the following:

(a)

an unaudited pro forma consolidated statement of financial position prepared from the December 31, 2013 audited consolidated statement of financial position of Primero and the September 30, 2013 unaudited interim condensed consolidated statements of financial position of Brigus. The unaudited pro forma consolidated statement of financial position gives effect to the Arrangement as if the transaction had occurred on September 30, 2013.

(b)

an unaudited pro forma consolidated statement of operations and comprehensive income prepared from the audited consolidated statement of operations and comprehensive income for the year ended December 31, 2013 of Primero, and the unaudited statement of operations and comprehensive income for the 12 months ended September 30, 2013 of Brigus. The unaudited pro forma consolidated statement of operations and comprehensive income gives effect to the Arrangement as if it had occurred on October 1, 2012.

It is managements opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described in Note 1 in accordance with IFRS applied on a basis consistent with Primeros accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the Arrangement. These pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the acquisition by Primero pursuant to the assumptions in Note 4 of these pro forma consolidated financial statements and are not necessarily indicative of the financial position of Primero as at the time of closing of the Arrangement referred to above, nor of the future operating results of Primero as a result of the Arrangement.

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Primero for the year ended December 31, 2013 and the audited consolidated financial statements of Brigus for the year ended December 31, 2012, and the unaudited condensed interim consolidated financial statements of Brigus as at and for the nine months ended September 30, 2013.

3. Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are in accordance with IFRS and are set out in Primeros consolidated financial statements for the year ended December 31, 2013. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken by management to identify accounting policy differences between Primero and Brigus which could have a material impact. No significant differences have been identified at this time.

4. Pro forma assumptions and adjustments

(a)

As of September 30, 2013 Brigus had 232,099,507 common shares outstanding. If the Arrangement had taken place on September 30, 2013, with the Exchange Ratio of 0.175, Primero would have issued approximately 40,600,000 common shares, with a fair value of $221.6 million based on the closing share price of Primero of US $5.45 on September 30, 2013, in exchange for all the issued and outstanding common shares of Brigus. Primero would also have issued approximately 2,780,000 warrants with a fair value of $0.6 million and 3,270,000 stock options with a fair value of $2.2 million. The fair value of stock options related to pre- combination services, amounting to $0.8 million, has been included in the preliminary purchase price as at September 30, 2013. The fair value of the stock options and the warrants was calculated using the Black Scholes option pricing model.

The Arrangement was completed on March 5, 2014. The actual number of Primero common shares and stock options issued to effect the Arrangement were 41,340,347 and 2,708,535 respectively.

Primero will complete a full and detailed valuation of the Brigus net assets acquired. Additionally, the consideration given by Primero will be valued at the date of the closing of the Arrangement and therefore the final consideration may be significantly different from that used in this pro forma information. The preliminary purchase price allocation is based on managements estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities assumed. The actual fair values of the assets and liabilities as of the closing date of the Arrangement may differ materially from the amounts disclosed below because of changes in fair values of the assets and liabilities to the date of the transaction and as further analysis is completed.

Purchase price:	US $000s
Issuance of 40,617,414 common shares of Primero	$221,552
Issuance of 2,780,105 warrants of Primero	555
Issuance of 3,266,494 stock options of Primero	758
Issuance of cash	9,722
$232,587

Fair value of assets and liabilities acquired:
Cash	$21,046
Trade and other receivables	1,071
Prepaid expenses	1,098
Inventories	22,305
Mineral property, plant and equipment	329,776
Restricted cash	19,858
Investment in Fortune Bay	2,475
Trade and other payables	(20,074)
Current debt	(86,643)
Long-term debt	(10,937)
Deferred tax liability	(23,508)
Decommissioning liability	(23,880)
$232,587

The fair value of each option and warrant was estimated at September 30, 2013 using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Warrants	Stock options
Risk-free interest rate	1.19%	1.47%
Annual dividends	—	—
Expected stock price volatility	55%	52%
Expected life	1.2 years	3.1 years
Fair value per unit (Cdn$)	$0.21	$0.12

(b)	These pro forma adjustments eliminate the historical equity accounts of Brigus.

(c)

As detailed under 1 above, upon completion of the Arrangement, a newly formed entity, Fortune Bay, shall be owned 90.1% by Brigus shareholders and 9.9% by Primero shareholders. These pro forma adjustments show the spin out of the Fortune Bay assets, liabilities, equity, income and expenses from the consolidated financial statements of Brigus and are replaced with an investment classified as available for sale which is held at fair value.

(d)

After completion of the Arrangement, a change of control offer of a cash repayment will be made for Brigus outstanding 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer will be for 100% of the principal amount plus accrued and unpaid interest. Also, after completion of the Arrangement, a change of control offer of a cash repayment will be made for Brigus outstanding senior secured notes in accordance with their senior secured facility dated October 29, 2012. The offer will be for 105% of the principal amount plus accrued and unpaid interest.

An adjustment has been made to the condensed consolidated pro forma statement of financial position to reflect all such debt being classified as current at the amount to be repaid in accordance with the above terms. In addition, the consolidated pro forma statements of operations have been adjusted to remove all balances related to these debt balances (including a derivative liability), given they are assumed to have been repaid at the beginning of the period.

(e)	Transaction costs related to the Arrangement are estimated to be $7.7 million and have been expensed.

(f)

An adjustment to increase depletion expense by $5.5 million for the twelve months ended September 30, 2013 for the positive fair value adjustment allocated to acquired mineral property, plant and equipment in the preliminary purchase price allocation.

(g)

An adjustment to recognize the fair value increase in inventory of $4.3 million in the preliminary purchase price allocation being expensed into cost of sales under the assumption that the related inventory was sold in the twelve month period to September 30, 2013.

(h)

An adjustment to eliminate the deferred revenue of Brigus relating to the upfront payment from Sandstorm Gold Ltd in return for delivery of 8% and 6.3%, respectively, of the future gold production at the Black Fox Mine and the Black Fox Extension at $500 per ounce (subject to inflation beginning in 2013, not to exceed 2% per annum) (the Gold Stream). The obligation to deliver gold production under Gold Stream has been netted against the mining interest in the pro forma financial consolidated statement of financial position.

(i)

An adjustment to eliminate a deferred gain recorded by Brigus on a sale and leaseback transaction on its mill. This deferred gain is not recognized by Primero; rather the mill will be leased in accordance with the terms of the lease agreement.

(j)	An adjustment for the income tax effect of the above adjustments based on a tax rate of 26.5%.

(k)	An adjustment to estimate the deferred income tax liability based on the estimated total income tax and mining tax rates of 32.75%.

(l)	An adjustment to reflect an estimated severance liability to Brigus personnel of $5.7 million upon closing of the Arrangement.

(m)	The unaudited pro forma consolidated basic and diluted earnings per share for the period presented is calculated below. The diluted earnings per share is calculated using the Treasury buy-back method.

Year ended December 31, 2013
Pro forma earnings for the period (basic & diluted) ($000s)	4,881

Weighted average Primero shares	108,528,425
Weighted average Brigus shares	40,617,414
Total weighted average shares (basic) (a)	149,145,839

Basic Earnings per share	$0.03

Total dilutive Primero shares (b)	2,112,792
Total dilutive Brigus shares (c)	2,393,499

Primero proceeds from buy-back	12,458,457
Brigus proceeds from buy-back	10,755,292
Total number of shares bought back (d)	3,934,534

Total weighted average shares (diluted) (=a+ (b+c-d)))	149,717,596

Diluted Earnings per share	$0.03